UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 12b-25

CUSIP Number

NOTIFICATION OF LATE FILING

(Check One):	☐ Form 10-K	☐ Form 20-F	☐ Form 11-K	☒ Form 10-Q	☐ Form 10-D
	☐ Form N-SAR	☐ Form N-CSR
For the Period Ended: March 31, 2012
☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q
☐ Transition Report on Form N-SAR
For the Transition Period Ended:

Read Instruction (on back page) before preparing form. Please print or type. Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I — REGISTRANT INFORMATION

Covenant Bancshares, Inc.
Full Name of Registrant

Former Name if Applicable
7306 West Madison Street
Address of Principal Executive Office (street and number)
Forest Park, IL 60130
City, State and Zip Code

PART II — RULES 12b-25(b) and (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate.)

☐	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
(b)
The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached, if applicable.

PART III — NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

At this time the audits for the Covenant Bancshares, Inc. (the “Company”) fiscal years ended December 31, 2010 and 2011 are not complete, and as a result the Company cannot file its Form 10-Q for the period ended March 31, 2012 within the prescribed time period without unreasonable effort or expense.  As disclosed in the Company’s Form 8-K filed on September 23, 2011, McGladrey & Pullen, LLP, the Company’s independent registered public accounting firm, will resign upon the completion of the audit for the year ended December 31, 2010.  Upon completion of the audit, we intend to finalize and file the Company’s Annual Report on Form 10-K for the year ended 2010, which will include the 2010 audited financial statements.

Subsequent to the Form 10-K filing and with the assistance of a new auditor, the Company intends to begin to prepare and finalize interim unaudited quarterly financial statements for the quarters ended March 31, June 30 and September 30, 2011.  Once the 2010 audited financial statements and 2011 interim unaudited financial statements through the quarter ended September 30, 2011 are complete, we expect to be able to file an amendment to our Form 10 Registration Statement and file Forms 10-Q for each of the quarters ended March 31, June 30 and September 30, 2011 as well as our Form 10-K for the year ended December 31, 2011.  As a result of the considerations above, the Company does not expect to be able to file its Form 10-Q for the period ended March 31, 2012 by the fifteenth calendar day following the required filing date as prescribed in Rule 12b-25 of the Securities Exchange Act of 1934.

PART IV — OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification.
	Herman L. Davis	(773)	533-5208
	(Name)	(Area Code)	(Telephone Number)
(2)
Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).

	☐ Yes	☒ No
(3)
Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

	☒ Yes	☐ No
If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

The Company previously filed Amendment No. 1 to its Form 10 Registration Statement with the SEC on January 18, 2011 (the “Form 10”), which included the Company’s audited financial statements for the year ended December 31, 2009.  As described above, the Company’s audited financial statements for the years ended December 31, 2010 and 2011 are not complete.  Accordingly, set forth below are certain unaudited financial results as of and for the period ended March 31, 2012 compared to unaudited financial results as of and for the period ended March 31, 2011.  As of March 31, 2012, the Company’s total assets were $61.1 million as compared to $68.9 million as of March 31, 2011.  Loans, net of allowance for loan losses was $41.8 million as of March 31, 2012 as compared to $50.2 million as of

March 31, 2011.  Nonperforming assets, including OREO were $7.5 million as of March 31, 2012 as compared to $4.4 million as of March 31, 2011.  Net interest income was $0.5 million for the period ended March 31, 2012 as compared to $0.7 million for the period ended March 31, 2011.  Net loss for the period ended March 31, 2012 was $0.3 million as compared to a net loss of $0.2 million for the period ended March 31, 2011.

As previously disclosed, Covenant Bank, (the “Bank”), a subsidiary of the Company, the Federal Deposit Insurance Corporation (the “FDIC”) and the Illinois Department of Financial and Professional Regulation (the “IDFPR”) entered into a final joint Consent Order on June 6, 2011.  Pursuant to the Consent Order, among other things, the Bank has agreed to achieve and maintain a Tier 1 capital to total assets ratio of at least 9% and a total risk-based capital ratio of at least 13%.  As of March 31, 2012, the Bank’s Tier 1 capital to total assets ratio was 3.91% as compared to 6.01% as of March 31, 2011, and the total risk-based capital ratio was 7.57% as of March 31, 2012 as compared to 10.7% as of March 31, 2011.  As of March 31, 2012, these ratios were below undercapitalized levels and the targets set by the Consent Order.

Any material failure to comply with the provisions of the Consent Order, including a failure to achieve the capital ratios required by the Consent Order, could result in additional enforcement actions by the FDIC as allowed by 12 U.S.C. §1818 and the IDFPR.  There can be no assurance that the Bank will be able to comply fully with the provisions of the Consent Order, or that efforts to comply with the Consent Order will not have adverse effects on the results of operations and financial condition of the Company and the Bank.

Covenant Bancshares, Inc.
(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date: May 16, 2012	By:	/s/Herman L. Davis
Name: Herman L. Davis
Title: Sr. Vice President, CFO, Secretary and Treasurer

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative’s authority to sign on behalf of the registrant shall be filed with the form.

ATTENTION Intentional misstatements or omissions of fact constitute Federal Criminal Violations (see 18 U.S.C. 1001).

GENERAL INSTRUCTIONS

1.	This form is required by Rule 12b-25 (17 CFR 240.12b-25) of the General Rules and Regulations under the Securities Exchange Act of 1934.

2.
One signed original and four conformed copies of this form and amendments thereto must be completed and filed with the Securities and Exchange Commission, Washington, DC 20549, in accordance with Rule 0-3 of the General Rules and Regulations under the Act. The information contained in or filed with the form will be made a matter of public record in the Commission files.

3.	A manually signed copy of the form and amendments thereto shall be filed with each national securities exchange on which any class of securities of the registrant is registered.

4.	Amendments to the notifications must also be filed on Form 12b-25 but need not restate information that has been correctly furnished. The form shall be clearly identified as an amended notification.

5.
Electronic Filers. This form shall not be used by electronic filers unable to timely file a report solely due to electronic difficulties. Filers unable to submit a report within the time period prescribed due to difficulties in electronic filing should comply with either Rule 201 or Rule 202 of Regulation S-T (§232.201 or §232.202 of this chapter) or apply for an adjustment in filing date pursuant to Rule 13(b) of Regulation S-T (§232.13(b) of this chapter).